
10012314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUL - 6 2010
WASH. D.C.
193
SECTION

Form 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Inc. 401(k) Savings Plan
100 College Road West
Princeton, New Jersey 08540

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Deferred Compensation Plan

By: 

Karsten Munk Knudsen
Vice President Finance & IT

Dated: June 28, 2010

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos.333-83724 and 333-82318) of Novo Nordisk A/S of our report dated June 28, 2010 on the financial statements and supplemental schedules of Novo Nordisk, Inc. 401(k) Savings Plan, which appear in the 2009 annual report on Form 11-K.

Amper, Politziner & Mattia, LLP

June 28, 2010
Bridgewater, New Jersey

NOVO NORDISK INC. 401(K) SAVINGS PLAN

December 31, 2009 and 2008

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Inc. 401(k) Savings Plan.

Report of Independent Registered Public Accounting Firm

To the Members and Plan Administrator of
Novo Nordisk, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Novo Nordisk, Inc. 401(k) Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits are performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Amper, Politziner + Mattia, LLP

June 28, 2010
Bridgewater, New Jersey

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31,

	2009	2008
Investments, at fair value		
Mutual funds	$ 211,109,727	$ 134,993,583
Common stock	87,746,221	67,271,102
Common collective trusts	56,248,486	30,968,541
Money market funds	33,573,774	28,665,280
Loans to participants	8,742,568	6,451,948
	397,420,776	268,350,454
Cash	250,128	-
Receivables		
Employer contributions	1,043,667	936,513
Participant contributions	587,840	506,008
Other	474,453	67,046
	2,105,960	1,509,567
Net assets available for benefits	$ 399,776,864	$ 269,860,021

See accompanying notes to financial statements.

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions to net assets attributed to		
Investment income		
Net appreciation in fair value of investments	$ 70,544,848	
Dividends	4,694,142	
Interest	564,469	
		$ 75,803,459
Contributions		
Employer	37,635,486	
Participant	29,577,190	
Participant rollovers	3,913,426	
		71,126,102
Total additions		146,929,561
Deductions from net assets attributed to		
Benefits paid to participants	16,941,016	
Administrative expenses	71,702	
Total deductions		17,012,718
Net increase		129,916,843
Net assets available for benefits, beginning of year		269,860,021
Net assets available for benefits, end of year		$ 399,776,864

See accompanying notes to financial statements.

Note 1 - Description of Plan

The following description of the Novo Nordisk Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan covering all full-time employees of Novo Nordisk Inc., Novo Nordisk Pharmaceutical Industries, Inc., and NNE Pharmaplan, Inc. (collectively the "Company") upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a management committee appointed by the Board of Directors of Novo Nordisk Inc.

Effective July 1, 2006, employees of Novo Nordisk Inc. who are residents of Puerto Rico were no longer eligible to participate in the Plan and a new retirement savings plan was established for those employees. Also effective July 1, 2006, all of the assets existing in the Plan, for employees based in Puerto Rico, were transferred to the new plan - the Novo Nordisk Puerto Rico 401(k) Plan (the "PR Plan"). The PR Plan also offers stock of Novo Nordisk Inc. (Novo Nordisk A/S, American Depository Shares) as an investment option. NNAS amended its Registration Statement on Form S-8 for this Plan by filing a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment") in November, 2008. This filing amended of the original S-8 for the Plan to cover two plans, the Plan and the PR Plan, as the initial funds transferred to the PR Plan originated under that Form S-8.

Contributions

Participants may contribute up to 50% of their annual compensation on a before-tax basis and 15% on an after-tax basis. Before-tax contributions are subject to Internal Revenue Service limits. In addition, participants may contribute amounts representing distributions from other qualified plans. Participants age 50 or older may elect to make catch-up contributions to the Plan. The additional amounts may be deferred only when the maximum pre-tax contribution has been made. The maximum catch-up contribution in 2009 was $5,500. After 2009, the maximum catch-up contribution may increase for cost-of-living adjustments.

All full-time employees have their compensation automatically reduced by 2% (pre-tax basis), which is deemed to be the participant's salary reduction election if the participant does not elect to defer a portion of his or her compensation to the plan, and does not elect a greater or lesser contribution amount. Furthermore, effective as of April 1, 2010, participants also have their salary deferral elections automatically increased by 1% each April 1st if such contributions are less than 6% of compensation. The purpose of this change is solely to encourage employees to save for their retirement. The participant can also opt out on this automatic deferral election anytime.

Note 1 - Description of Plan (continued)

Contributions (continued)

The Company may make matching, basic and discretionary profit sharing contributions. For the year ended December 31, 2009, the basic contribution represents 8% of each participant's annual compensation. Matching contributions of 100% of the first 1% of compensation up to 1% of the annual compensation were made only for those participants who contribute at least 2% on a before-tax basis.

Participant Accounts

Each participant's account is credited with the participant's and Company contributions and allocations of investment income, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Company contributions to participants' accounts vest according to the following schedule:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Participants are 100% vested in their own contributions plus earnings thereon.

At December 31, 2009 and 2008, there were approximately $113,000 and $175,000, respectively, of forfeitures remaining in the Plan. Forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, to satisfy any employer contribution that may be required for employees that were erroneously omitted as participants of the Plan, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employers' contributions. Employer contributions during 2009 were reduced by approximately $1,099,000 from forfeited nonvested accounts.

Participant Loans

Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their account balance or $50,000. The loans are secured by the balance in the participants' accounts and bear interest at rates that range from 4.25% to 10.50%, which are commensurate with market rates for similar loans at issue date.

Note 1 - Description of Plan (continued)

Payment of Benefits

On the earlier of retirement, death or termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their account, or an annuity. In addition, participants may receive pre-retirement distributions at age 59½. There were no withdrawals or distributions approved but not yet paid to participants as of December 31, 2009 and 2008.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Common stock is valued at its quoted market price. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. Money market funds are valued at face value, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan's interest in the collective trust is valued based on the market prices of the underlying investments in the trust at year-end. Net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain of the Plan's administrative expenses are paid by the Plan and certain expenses are paid by the Company.

Note 2 - Summary of Accounting Policies (continued)

Adopted Accounting Pronouncement

In June 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162", ("FASB Codification") which is effective for reporting periods ending after September 15, 2009. The FASB Codification will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles ("GAAP"), superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF") and related accounting literature. The FASB Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. The adoption of the FASB Codification did not impact the Plan's financial statements.

Note 3 - Tax Status

The Plan, as currently amended and restated has obtained a favorable tax determination letter from the Internal Revenue Service dated January 15, 2009, which states that the Plan and related trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, was exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. The Plan was amended to comply with the Pension Protection Act of 2006 ("PPA") in December 2009. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the Internal Revenue Code.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee. The following table presents the Plan's investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan's net assets as of year end:

	2009	2008
Growth Fund of America R5	$ 41,950,215	$ 25,693,182
Europacific Growth Fund R5	35,534,545	19,531,131
Schwab Value Advantage Instl	33,570,433	28,616,286
Schwab S&P 500 Index Fund	23,273,668	-
Schwab Managed Ret 2040 CL III	22,307,638	*
Schwab Inst Sel S&P 500	-	16,230,184
Franklin U.S Govt Securities	-	14,696,201
Common stock		
Novo Nordisk A/S, American Depositary Shares	87,746,221	67,271,102

* investment is less than 5% of Plan's net assets at December 31, 2008

Note 4 - Investments (continued)

During 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

Mutual funds	$ 41,424,637
Common stock	17,515,541
Common collective trusts	11,604,670
	$ 70,544,848

Note 5 - Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, all amounts credited to the affected participants shall become 100% vested and shall not thereafter be subject to forfeiture.

Note 6 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments at December 31, 2009 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 - Party-in-Interest Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab") who is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the total market value of investments managed by Charles Schwab amounted to $113,092,587 and $75,864,005 respectively. Fees paid by the Plan for the investment management services amounted to $59,452 for the year ended December 31, 2009. Schwab Retirement Plan Services is the record keeper of the Plan.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2009 and 2008, the market value of investments in Novo Nordisk A/S common stock was $87,746,221 and $67,271,102 respectively.

Note 8 - Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Pharmaplan NA

Effective as of July 1, 2007, approximately 60 employees of Phamaplan NA, an affiliate of the Company entered the Novo Nordisk Inc. 401(k) Plan and were granted past service credits for purposes of eligibility and vesting under the Novo Nordisk Inc. 401(k) Savings Plan.

Effective December 31, 2008 the Pharmaplan North America, Inc. 401(k) Plan, frozen as of June 30, 2007, was merged into the Plan, as per a Unanimous Consent approved under the authority granted to the Novo Nordisk Inc. Benefits Committee. The merger was reflected on the statement of changes in net assets available for benefits as a transfer into the Plan for the year ended December 31, 2008. Although the two plans were merged on December 31, 2008, the assets of the original Pharmaplan North America, Inc. 401(k) Plan were held by their original custodian prior to the plan merger until April 2, 2009, at which time the assets amounting to $740,000 were transferred to Charles Schwab.

Note 10 - Fair Value Measurements

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly; quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data, for substantially the full term of the assets or liabilities.

Level 3 – Significant inputs to the valuation model that are unobservable, typically based on a Plan's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Note 10 - Fair Value Measurements (continued)

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Domestic large cap fund	$92,351,556	$ -	$ -	$92,351,556
Domestic growth funds	42,087,737	-	-	42,087,737
International growth funds	40,718,136	-	-	40,718,136
Fixed income funds	35,952,298	-	-	35,952,298
Total mutual funds	211,109,727	-	-	211,109,727
Common stock	87,746,221	-	-	87,746,221
Money market funds	33,573,774	-	-	33,573,774
Common collective trusts:				
Balanced funds	-	56,248,486	-	56,248,486
Loans to participants	-	-	8,742,568	8,742,568
Total investments at fair value	$332,429,722	$56,248,486	$8,742,568	$397,420,776

The following table presents the fair value hierarchy for the balances of the assets of the Plan measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Domestic large cap fund	$58,590,920	$ -	$ -	$58,590,920
Domestic growth funds	25,142,399	-	-	25,142,399
International growth funds	23,356,179	-	-	23,356,179
Fixed income funds	27,904,085	-	-	27,904,085
Total mutual funds	134,993,583	-	-	134,993,583
Common stock	67,271,102	-	-	67,271,102
Money market funds	28,665,280	-	-	28,665,280
Common collective trusts:				
Balanced funds	-	30,968,541	-	30,968,541
Loans to participants	-	-	6,451,948	6,451,948
Total investments at fair value	$230,929,965	$30,968,541	$6,451,948	$268,350,454

Note 10 - Fair Value Measurements (continued)

The following table presents changes in assets measured at fair value using Level 3 inputs on a recurring basis for the year ending December 31, 2009:

Level 3 Investments Assets
For the year ended December 31, 2009

	January 1, 2009	Issuances and settlements (net)	December 31, 2009
Participant loans	$6,451,948	$2,290,620	$8,742,568
Total	$6,451,948	$2,290,620	$8,742,568

Note 11 - Department of Labor Audit

The Plan has undergone an audit by the Department of Labor (the "DOL") for plan years 2004 through 2009. While the Company has not received a final closing letter from the DOL, the DOL has communicated that it has concluded its investigation and recommended minor corrective actions regarding the timeliness of contributions to the trust established under the Plan. Form 5330s were filed with the Internal Revenue Service to report certain delayed contributions and corrective contributions including lost earnings on the delayed contributions. Corrective contributions amounting to $11,444 were made in April 2010 to reimburse affected participants for lost earnings. The Company anticipates receiving a final closing letter from the DOL.

NOVO·NORDISK INC. 401(K) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Fair Value
	Growth Fund of America R5	Mutual fund	$ **	$ 41,950,215
	Europacific Growth R5	Mutual fund	**	35,534,545
*	Schwab Value Advantage Instl	Money market fund	**	33,570,433
*	Schwab S&P 500 Index Fund	Mutual fund	**	23,273,668
*	Schwab Managed Ret 2040 CL III	Common collective trust fund	**	22,307,638
	WF Advantage Total Return BD	Mutual fund	**	19,488,589
	DWS Strategic Value FD CL S	Mutual fund	**	18,567,452
	Baron Small Cap Fund	Mutual fund	**	16,605,412
*	Schwab Managed Ret 2030 CL III	Common collective trust fund	**	16,563,895
	Franklin U.S. Government Securities	Mutual fund	**	16,463,709
	Thornburg Value-Inst CL	Mutual fund	**	8,560,221
	Royce Opportunity Inv	Mutual fund	**	8,091,465
*	Schwab Managed Ret 2020 CL III	Common collective trust fund	**	7,760,966
*	Schwab Managed Ret 2050 CL III	Common collective trust fund	**	7,152,015
	Goldman Sachs Mid Cap Value Instl	Mutual fund	**	6,615,982
	Columbia Mid Cap Index Z	Mutual fund	**	6,044,943
	DFA Intl Small Company	Mutual fund	**	5,183,591
	Rainier Small/Mid Cap EQ Instl	Mutual fund	**	4,729,934
*	Schwab Managed Ret 2010 CL III	Common collective trust fund	**	1,470,534
*	Schwab Managed Ret Income III	Common collective trust fund	**	993,439
	Stock Liquidity	Money market fund	**	3,341
*	Novo Nordisk A/S, American Depositary Shares	Common stock	**	87,746,221
*	Participant loans, with interest rates ranging from 4.25% to 10.50% and with maturities through 2024	Participant loans	-	8,742,568
	Total investments			$ 397,420,776

* Party-in-interest

** Cost information not required for participant-directed investments

NOVO NORDISK INC. 401(K) SAVINGS PLAN
Plan #001
Employer ID #06-1061602
Schedule H, Line 4a
Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2009

	Total that Constitute Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to Plan (x)	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$5,343,723 (a)	$0	$5,343,723 (a)	$0	$0
8,396 (b)	0	8,396 (b)	0	0

(x) Late participant loan repayments are included in the late participant contributions.

(a) Corrective contributions for lost earnings related to these late participant contributions amounting to $11,444 were made in April 2010 which is not included in the schedule above.

(b) Corrective contributions for lost earnings related to these late participant contributions amounting to $525 were made in 2009 which is not included in the schedule above.